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                             September 1, 2021

       Yishai Cohen
       Chief Executive Officer
       Landa App 2 LLC
       6 W. 18th Street
       New York, NY 10011

                                                        Re: Landa App 2 LLC
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted August
10, 2021
                                                            CIK No. 0001875877

       Dear Mr. Cohen:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A submitted August 10, 2021

       General

   1. We note that the term of at least one series offering will commence within two calendar days after
qualification. To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering
of each series you qualify within two calendar days of
                                                        qualification.
Commencing the offering of some of the qualified series while delaying the offering of others
results in an impermissible delayed offering of the delayed series under
                                                        Rule 251(d)(3)(i)(F).
Please confirm that you will commence the offering of each series you qualify within two
calendar days of qualification.
 Yishai Cohen
Landa App 2 LLC
September 1, 2021
Page 2
Series Offerings, page viii

2. You disclose that each Series was registered in Delaware in July 2021, that the title for each property underlying each Series is currently held by your affiliate, Landa Properties, and that Landa Properties will transfer title to the property to the applicable Series prior to the initial closing of sales of shares of the Series. Please tell us what consideration you gave to providing historical financial statements of each property for the period that they were owned by Landa Properties, and to providing pro forma financial statements reflecting your expected acquisition of such properties from Landa Properties. Refer to
       Part F/S of Form 1-A for financial statements requirements.
        You may contact Jennifer Monick at 202-551-3295 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,
FirstName LastNameYishai Cohen
                                                               Division of
Corporation Finance
Comapany NameLanda App 2 LLC
                                                               Office of Real
Estate & Construction
September 1, 2021 Page 2
cc:       Lillian Brown, Esq.
FirstName LastName